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                           March 27, 2023

       Corey Ashton Walters
       Chief Executive Officer
       Here Collection LLC
       1111 Brickell Ave, 10th Floor
       Miami, FL 33131

                                                        Re: Here Collection LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed March 21,
2023
                                                            File No. 024-12096

       Dear Corey Ashton Walters:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mark Schonberger